EXHIBIT 99.10

News Release
September 1, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE UPDATES LEGAL AND FINANCIAL AFFAIRS

Carpinteria, California—September 1, 2000—Turbodyne Technologies, Inc. (EASDAQ: TRBD) reports the following updates on legal affairs and financial matters:

TST Files Motion for Prejudgment Writ of Attachment

Turbodyne announced today that it was served with a motion for a prejudgment writ of attachment by TST on August 23, 2000. The motion is scheduled to be heard on September 19, 2000, in the Superior Court of the County of San Bernardino. The Company expects to file an opposition to the motion. However, the Company is currently conferring with its counsel and the other named defendants regarding all of its alternatives.

TST’s original claim was made against Pacific Baja Light Metals in its bankruptcy proceedings for approximately $1.5 million. Subsequently, TST, Inc. filed suit against Turbodyne and other defendants on March 13, 2000 and increased their claim to approximately $1.8 million plus interest, costs and attorneys’ fees for materials sold to Pacific Baja and guaranteed by Turbodyne. Turbodyne has filed its response to the complaint and has been involved in limited discovery, but to date, no hearings have taken place.

Turbodyne Updates Financial Matters

Turbodyne further announces that it has secured funds in the amount of $262,000.00 and commitments for funding in the amount of $100,000.00, through private placements to accredited investors and/or directors of the Company of 812,405 shares and option exercises by existing optionees of 40,000 shares, that will provide the Company with operating capital through approximately the first week of October, 2000. The Company continues to work on securing both short-term and long-term financing. In a renewed effort to reduce expenditures, the Company has done another round of personnel cutbacks, further reducing its workforce by 30%, and continues to seek alternative ways to reduce its operating costs. The most recent personnel cutbacks will not affect the Turbodyne joint development program with Honeywell in any way.

As of the date of this release, Turbodyne has 53,411,067 issued and outstanding shares and 1,914,997 warrants.

Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies’ headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (805) 684-4551
Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.